UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Changes in Executive Officers and Board of Directors

On March 27, 2026, the board of directors (the “Board”) of AUSTRALIAN OILSEEDS HOLDINGS LIMITED (the “Company”) passed resolutions approving certain changes to the composition of the Board and executive management, as detailed below.

Departure of Chief Financial Officer and Appointment of New Chief Financial Officer

On March 27, 2026, Mr. Amarjeet Singh resigned from his position as Chief Financial Officer of the Company, effective from the same date.

The Company has been advised by Mr. Amarjeet Singh that his decision to resign is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its sincere gratitude to him for his service and contributions to the Company.

Effective on March 31, 2026, the Board appointed Mr. Jiang Honglei as the new Chief Financial Officer of the Company.

Mr. Jiang Honglei, aged 43, has experience in finance leadership positions. Since January 2023, he has served as the Chairman of the Audit Committee of Zeta Network Group, where he led the Audit Committee in overseeing financial reporting, internal controls, external audit, and compliance with SEC rules and exchange requirements. From January 2017 to December 2022, he was president of DeYi Financial Leasing Co., Ltd., where he oversaw all aspects of the company, including its Business Department, Finance, Risk Control, and Office, and where he formulated departmental rules, business strategy, and lead major projects. Prior to that, Mr. Jiang held a number of positions in various financial institutions, including Kunsheng Financial Leasing Co., Ltd. as Executive Vice President, and the Industrial and Commercial Bank of China as Client Manager and subsequently as Senior Project Manager. Mr. Jiang obtained a Master’s Degree in Investment Economics in 2008 from the Dongbei University of Finance and Economics, and a Bachelor’s Degree in Economics in 2005 from the Changchun University of Science and Technology.

There is no arrangement or understanding between Mr. Jiang and any other person pursuant to which he was selected as an officer or director of the Company, and there is no family relationship between Mr. Jiang and any of the Company’s other directors or executive officers. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Saw had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than his role as an officer and director and his rights under his employment agreement and director offer letter.

In connection with Mr. Jiang’s appointment, on March 31, 2026, the Company entered into an executive employment agreement with Mr. Jiang (the “Employment Agreement”). The full text of the Employment Agreement is provided as Exhibit 10.1 hereto, which is incorporated herein by reference.

Departure of Independent Director and Appointment of New Independent Director

On March 27, 2026, Ms. Elena Cozneac resigned from her position as independent director of the Company, effective from the same date.

The Company has been advised by Ms. Elena Cozneac that her decision to resign is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its sincere gratitude to her for her service and contributions to the Company.

Effective on March 30, 2026, the Board appointed Ms. Mok Sin Ting as a new independent director of the Company.

Ms. Mok Sin Ting, aged 38, has been Director of Sales & Operations at MAPS Partners Limited since 2021, where she oversees end-to-end sales operations and business development in property investment and immigrant relocation services. From 2019 to 2021, she held the position of Sales Director at Northwest Networking Company Limited, where she Built and led a new international sales team, significantly increasing revenue and customer satisfaction. From 2013 to 2019, she held the position of Senior Management, Business Development & Operations, at UHO International Wealth Management, where she Built and led a full broking sales organisation, managing day-to-day operations and client relationship management. Ms. Mok holds a bachelor of business administration from an European University, and an International Advanced Diploma in Business from NCC Education.

There is no arrangement or understanding between Ms. Mok and any other person pursuant to which she was selected as an officer or director of the Company, and there is no family relationship between Ms. Mok and any of the Company’s other directors or executive officers. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Ms. Mok had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than her role as an officer and director and his rights under his employment agreement and director offer letter.

In connection with Ms. Mok’s appointment, on March 31, 2026, the Company entered into a director offer letter with Ms. Mok (the “Director Offer Letter”). The full text of the Director Offer Letter is provided as Exhibit 10.2 hereto, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement
10.2	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Australian Oilseeds Holdings Ltd

Date: March 27, 2026	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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